Exhibit 99.1

Borr Drilling Limited – Final results in the Subsequent Offering

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 25 November 2020

Reference is made to Borr Drilling Limited ("Borr" or the "Company") (NYSE: "BORR", OSE: "BDRILL") stock exchange notice as of 23 November 2020 relating to the results in the conditional subsequent offering of up to 10,000,000 new shares on the Oslo Stock Exchange (the "Offer Shares" and the "Subsequent Offering"), each at a subscription price at US$0.53 per Offer Share.

The subscription period in the Subsequent Offering expired on 23 November 2020 at 16:30 CET. The board of directors of Borr (the “Board”) has now resolved completion of the Subsequent Offering and the allocation of 10,000,000 Offer Shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. Important note: This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law, or require preparation of any prospectuses or similar documents. This distribution does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.